United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13) *

Methanex Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

59151K108

(CUSIP Number)

Rupert Krefting

Head of Corporate Finance and Stewardship

M&G Investment Management Limited

10 Fenchurch Avenue

London EC3M 5AG

+44 (0) 207 548 6600

With a copy to:

Richard M. Brand

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, New York 10281

(212) 504-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

17 March 2020

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(Dor 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59151K108	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) M&G Investment Management Limited No I.R.S. Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom, England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 14,308,782 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 14,308,782 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,308,782
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.78%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 59151K108	13D

1.	NAMES OF REPORTING PERSONS I.RS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) M&G Global Dividend Fund No I.R.S. Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom, England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,658,642
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.43%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

CUSIP No. 59151K108	13D

1.	NAMES OF REPORTING PERSONS I.RS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) M&G (Lux) Investment Funds 1 No I.R.S. Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom, England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,975,974
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.53%
14.	TYPE OF REPORTING PERSON (see instructions) IV

CUSIP No. 59151K108	13D

This amendment No. 13 to Schedule 13D amends and supplements the Schedule 13D filed on March 24, 2017, as amended prior to the date of this amendment (as so amended, the “Original Schedule 13D”), by (i) M&G Investment Management Limited, a company incorporated under the laws of England and Wales (“M&G Investment Management”), (ii) M&G Global Dividend Fund, an Open-Ended Investment Company, with variable capital, incorporated under the laws of England and Wales (“Dividend Fund”), and (iii) M&G (Lux) Investment Funds 1, a Société d’Investissement à Capital Variable, incorporated under the laws of Luxembourg (“Lux Investment Funds”, together with M&G Investment Management and Dividend Fund, the “Reporting Persons”). Capitalized terms used but not defined in this amendment shall have the meanings set forth in the Original Schedule 13D.

Item 1. Security and Issuer.

This statement relates to the shares of common stock of Methanex Corp, a British Columbia corporation (the “Issuer”). The address of the principal executive offices is:

1800 Waterfront Centre, 200 Burrard Street, Vancouver, BC, V6C 3M1, Canada

Item 2. Identity and Background.

Not Applicable.

Item 3. Source or Amount of Funds or Other Consideration.

Not Applicable.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On March 25, 2019, the Reporting Persons delivered a notice of nomination to the Board of Directors of the Issuer to nominate four directors for election at the annual meeting of the Issuer on April 25, 2019. The full text of the accompanying press release that was issued in connection with delivering the notice of nomination is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)

M&G Investment Management Limited (MAGIM) beneficially own 14,308,782 shares of Common Stock, which represents approximately 18.78% of 76,196,080 outstanding shares of Common Stock of Methanex, as published by the Issuer on January 29, 2020.

(b)	M&G Investment Management has sole voting and investment discretion with respect to the shares.

(c)	The table below details all transactions since the last 13D filed, on behalf of the Reporting Persons identified above on March 06, 2020, until the date of this filing.

Acquirer/Disposer	Trade Date	Transaction Type	Amount of Shares	Price Per Share	Where/How Effected
M&G Investment Management Limited	06-Mar-2020	BUY	54,000	$24.52	On Market
M&G Investment Management Limited	06-Mar-2020	BUY	21,000	$24.52	On Market

M&G Investment Management Limited	06-Mar-2020	BUY	25,000	$24.52	On Market
M&G Investment Management Limited	09-Mar-2020	BUY	159,704	$18.88	On Market
M&G Investment Management Limited	09-Mar-2020	BUY	115,728	$18.88	On Market
M&G Investment Management Limited	09-Mar-2020	BUY	157,072	$18.88	On Market
M&G Investment Management Limited	10-Mar-2020	BUY	21,000	$18.73	On Market
M&G Investment Management Limited	10-Mar-2020	BUY	30,000	$18.73	On Market
M&G Investment Management Limited	10-Mar-2020	BUY	49,000	$18.73	On Market
M&G Investment Management Limited	16-Mar-2020	BUY	11,674	$13.38	Internal Transfer
M&G Investment Management Limited	16-Mar-2020	SELL	-7,911	$13.38	Internal Transfer
M&G Investment Management Limited	16-Mar-2020	SELL	-3,763	$13.38	Internal Transfer
M&G Investment Management Limited	17-Mar-2020	BUY	85,000	$12.03	On Market
M&G Investment Management Limited	17-Mar-2020	BUY	65,000	$12.03	On Market
M&G Investment Management Limited	17-Mar-2020	BUY	150,000	$12.03	On Market

(d)

To the best knowledge of the reporting persons, no person other than the reporting persons identified in this Schedule 13D have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned identified herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Exhibit 99.2      Press Release, dated April 12, 2019

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2020

M&G Investment Management Limited

By:	/s/ Mark Thomas
Mark Thomas, Head of Regulatory Reporting, M&G

M&G Global Dividend Fund

By:	M&G Investment Management Limited, its manager

By:	/s/ Mark Thomas
Mark Thomas, Head of Regulatory Reporting, M&G

M&G (Lux) Investment Funds 1

By: M&G Investment Management Limited, its manager

By:	/s/ Mark Thomas
Mark Thomas, Head of Regulatory Reporting, M&G